Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

Wheels Up Announces Record Revenue for First Quarter 2021

Strong year-over-year revenue growth of 68%

Investment in innovation, products, and technology drives significant momentum in ongoing strategic plan

NEW YORK – May 20, 2021 – Wheels Up Partners Holdings LLC ("Wheels Up") today announced financial results for the first quarter which ended March 31, 2021.

First Quarter 2021 Highlights

•	Revenue increased 68% year-over-year to $261.7 million

•	Active Members grew 56% year-over-year to 9,896

•	Adjusted EBITDA improved by $8.4 million year-over-year to ($8.7) million

•	Net loss improved by $12.3 million year-over-year to ($32.2) million

“We started this year strong, with record revenue driven by increased flying from our significant membership growth, and contributions from recent acquisitions. Our customers are flying longer distances and across all fleet categories. It is clear they continue to see the value in our trusted brand, reputation for exceptional service, expanded fleet offerings, and our Wheels Down experiences. We are thankful to the entire Wheels Up team for their hard work and dedication in delivering for our members and customers during this meaningful growth period,” said Kenny Dichter, Founder & CEO. “As the leading provider of on-demand private aviation, Wheels Up is best positioned to bring the marketplace platform to our industry.”

“Our unprecedented demand has grown more rapidly than anticipated and serving our members and our customers is always our top priority,” said Eric Jacobs, CFO. “Our current flight volume underscores the opportunity ahead of us as we look to optimize the marketplace. We are committed to accelerating investments in operations and next-generation technology to help us efficiently manage demand in the future.”

Building a Marketplace for Private Aviation

Management continues to successfully execute on its strategic plan to create a marketplace for private aviation, increasing the addressable market while enhancing member and customer experience and optimizing operations and fleet utilization. Investing in our brand, recruiting strong management, and developing transformational technology are at the core of our marketplace strategy.

Recent key initiatives to drive overall performance:

•	Leveraged synergies gained from the first quarter acquisition of Mountain Aviation, LLC (“Mountain Aviation”) to launch a new transcontinental product offering with zone pricing on a dedicated Super-Mid Fleet. The product generated significant new demand and revenue in the transcontinental corridor.

•	Introduced the initial digital marketplace app to non-members with dynamic pricing and real-time availability, allowing anyone looking for flights to immediately search, book, and fly Wheels Up.

•	Deployed new tools and technology to improve fleet scheduling and utilization and provide new reservation capabilities to enhance the customer experience and new reporting capabilities to augment customer care.

•	Strengthened the executive leadership team with former Amazon and Airbnb Executive, Vinayak Hegde, who joined as Chief Marketplace Officer, to oversee all aspects of the Wheels Up Marketplace. Hegde is well recognized as one of the early innovators to combine data, product, engineering, marketing, and revenue management to help the world’s largest marketplace companies scale their consumer internet offerings.

Other Items

•	The announced merger with Aspirational Consumer Lifestyle Corp. (NYSE: ASPL) is expected to close near the end of the second quarter of 2021.

•	The Company is fully committed to its Wheels Up Cares platform and its partnership with Feeding America to support the country’s growing levels of food insecurity by raising and inspiring over 70 million meals for Feeding America during the pandemic. During the quarter, Wheels Up hosted a day of service in partnership with the Golden Harvest Food Bank.

•	Wheels Up hosted its first Analyst Day on April 16, 2021. A recorded playback, presentation, and transcript is available at www.wheelsup.com/investors.

Financial and Operating Highlights

	As of March 31,
	2021	2020	% Change
Active Members(1)	9,896	6,324	56%
Active Users(1)	10,742	8,149	32%

	Three Months Ended March 31,
(in thousands, except percentages, Live Flight Legs and Revenue per Flight Leg)	2021	2020
Live Flight Legs(1)	15,278	11,770	30%
Revenue per Live Flight Leg	$12,465	$10,164	23%
Revenue	$261,657	$156,096	68%
Net loss	$(32,213)	$(44,474)	28%
Adjusted EBITDA(1)	$(8,662)	$(17,055)	49%

(1) For information regarding our use and definition of this measure see “Definitions of Key Operating Metrics and Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures” sections herein.

•	Active Members grew 56% year-over-year to 9,896 driven by strong new member additions and Core membership retention as well as continued success converting legacy Wheels Up Private Jets LLC (“WUPJ”) Jet Card holders to paying Wheels Up members.

•	Active Users grew 32% to 10,742 year-over-year primarily driven by the growth in Active Members.

•	Live Flight Legs increased by 30% year-over-year to 15,278 with record flight demand across all cabin classes driven by the growth in Active Members. The acquisition of Mountain Aviation and WUPJ also contributed to the growth.

•	Revenue per Live Flight Leg increased 23% year-over-year to $12,465 as a result of longer average stage length and a higher mix of larger cabin flying.

•	Revenue increased 68% year-over-year driven by the strong flight demand and the acquisitions of WUPJ on January 17, 2020, Gama Aviation LLC on March 2, 2020 and Mountain Aviation on January 5, 2021.

•	Adjusted EBITDA of ($8.7) million, improving $8.4 million year-over-year.

Webcast and conference call information

We will not be hosting a live audio webcast or conference call for the first quarter. This earnings press release will be available on our investor relations website at www.wheelsup.com/investors. We also provide announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs, on our investor relations website.

About Wheels Up

Wheels Up, a leading demand generator in private aviation, offers a total private aviation solution that includes world-class safety, service, and flexibility through on-demand flights, membership programs, corporate solutions, aircraft management, whole aircraft sales, and commercial travel benefits through a strategic partnership with Delta Air Lines. Wheels Up, which was founded and is led by renowned entrepreneur Kenny Dichter, is uniquely positioned to offer its Customers and Members access to over 1,500 safety-vetted and verified aircraft.

Through the Wheels Up App anyone can search, book, and fly. Wheels Up Connect, Core, and Business memberships provide enhancements such as flight sharing, empty-leg Hot Flights, Shuttle Flights, Shared Flights, signature Wheels Down events, and exclusive member benefits from preeminent lifestyle brands. The Company's ongoing Wheels Up Cares program aligns with philanthropic organizations and initiatives that affect and matter to the Company and its customers, members, stakeholders, families, and friends. The Wheels Up Cares fleet is comprised of five custom painted Beechcraft King Air 350i aircraft; each plane serves as a flying symbol for a specific cause.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the federal securities laws, including with respect to the proposed transaction between Wheels Up and Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“Aspirational”). These forward-looking statements include, but are not limited to, statements regarding Wheels Up’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demands and growth potential of the markets for Wheels Up’s products and services and Wheels Up’s ability to serve those markets, (ii) the degree of market acceptance and adoption of Wheels Up’s products and services, (iii) Wheels Up’s ability to develop innovative products and services and compete with other companies engaged in the private aviation industry and (iv) Wheels Up’s ability to attract and retain customers. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021, as amended on May 6, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s Annual Report on Form 10-K, as amended, the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Aspirational filed a registration statement on Form S-4 with the SEC on March 15, 2021, as amended on May 6, 2021, which includes a document that serves as a prospectus and proxy statement of Aspirational (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus included therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein, and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov. The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at www.aspconsumer.com or upon written request to Aspirational at #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

Use of Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures such as Adjusted EBITDA, Contribution, and Contribution Margin. These non-GAAP financial measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP financial measures to their most directly comparable GAAP counterparts are included in the “Reconciliations of Non-GAAP Financial Measures” section herein to this earnings press release. Wheels Up believes that these non-GAAP financial measures of financial results provide useful supplemental information to investors about Wheels Up. However, there are a number of limitations related to the use of these non-GAAP financial measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Wheels Up’s financial measures. In addition, other companies may calculate non-GAAP financial measures differently, or may use other measures to calculate their financial performance, and therefore, Wheels Up’s non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP financial measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

For more information on these non-GAAP financial measures, see the sections titled “Definitions of Key Operating Metrics and Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures” included at the end of this earnings press release.

Contacts

Investors: ir@wheelsup.com

Media: wheelsup@jonesworks.com

WHEELS UP PARTNERS HOLDINGS LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share data)	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$215,027	$312,799
Accounts receivable, net	55,111	50,397
Other receivables	14,283	8,205
Parts and supplies inventories, net	7,239	5,320
Deferred offering costs	4,147	—
Prepaid expenses and other	24,616	18,801
Total current assets	320,423	395,522
Property and equipment, net	319,715	323,090
Operating lease right-of-use assets	100,300	64,479
Goodwill	432,065	400,160
Intangible assets, net	161,060	163,710
Restricted cash	15,262	12,077
Employee loans receivable, net	—	102
Other non-current assets	827	849
Total assets	$1,349,652	$1,359,989
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$65,336	$62,678
Accounts payable	44,168	20,920
Accrued expenses	76,296	71,381
Deferred revenue, current	588,978	651,096
Operating lease liabilities, current	27,856	15,858
Intangible liabilities, current	2,000	2,000
Other current liabilities	15,955	15,980
Total current liabilities	820,589	839,913
Long-term debt	136,804	148,411
Deferred revenue, non-current	1,961	1,982
Operating lease liabilities, non-current	77,993	56,358
Intangible liabilities, non-current	15,583	16,083
Other non-current liabilities	3,522	3,415
Total liabilities	1,056,452	1,066,162
Commitments and contingencies
Members’ equity:
Class A preferred interests (73,723,250 interests issued and outstanding as of 2021 and 2020)	—	—
Class B preferred interests (34,023,527 interests issued and outstanding as of 2021 and 2020)	—	—
Class C preferred interests (37,642,050 interests issued and outstanding as of 2021 and 2020)	—	—
Class D preferred interests (36,909,359 interests issued and outstanding as of 2021 and 2020)	—	—
Class E preferred interests (112,949,305 interests issued and outstanding as of 2021 and 2020)	369,354	401,567
Common interests (71,882,729 and 63,262,039 interests issued and outstanding as of 2021 and 2020)	39,131	8,959
Common restricted interests	—	—
Common profits interests	9,211	8,957
Common stock options	5,635	4,475
Accumulated deficit	(130,131)	(130,131)
Total members’ equity	293,200	293,827
Total liabilities and members’ equity	$1,349,652	$1,359,989

WHEELS UP PARTNERS HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended March 31,
(in thousands)	2021	2020
Revenue	$261,657	$156,096

Costs and expenses:
Cost of revenue	234,508	147,958
Technology and development	7,024	4,852
Sales and marketing	15,794	13,651
General and administrative	18,168	13,921
Depreciation and amortization	13,831	14,194
Total costs and expenses	289,325	194,576

Loss from operations	(27,668)	(38,480)

Other (expense) income:
Interest income	12	417
Interest expense	(4,557)	(6,411)
Total other expense	(4,545)	(5,994)

Net loss	$(32,213)	$(44,474)

WHEELS UP PARTNERS HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
(in thousands)	2021	2020
OPERATING ACTIVITIES:
Net loss	$(32,213)	$(44,474)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13,831	14,194
Amortization of deferred financing costs and debt discount	334	448
Equity-based compensation	1,414	584
Provision for expected credit losses	275	(93)
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	5,364	19,945
Other receivables	(6,078)	7,208
Parts and supplies inventories	(1,247)	947
Prepaid expenses and other	(2,183)	(357)
Other non-current assets	22	654
Operating lease liabilities, net	(302)	(433)
Accounts payable	13,679	(17,231)
Accrued expenses	(11,980)	(19,792)
Other current liabilities	(24)	(600)
Other non-current liabilities	107	30
Deferred revenue	(65,719)	(8,517)
Net cash used in operating activities	(84,720)	(47,487)

INVESTING ACTIVITIES:
Purchases of property and equipment	(2,273)	(2,407)
Acquisition of businesses, net of cash acquired	7,844	98,142
Capitalized software development costs	(2,652)	(1,505)
Net cash provided by investing activities	2,919	94,230

FINANCING ACTIVITIES:
Proceeds from long-term debt	—	755
Repayments of long-term debt	(12,445)	(10,002)
Deferred offering costs	(443)	—
Loans to employees	102	(22)
Net cash used in financing activities	(12,786)	(9,269)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(94,587)	37,474
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BEGINNING OF PERIOD	324,876	96,440
CASH, CASH EQUIVALENTS AND RESTRICTED CASH END OF PERIOD	$230,289	$133,914
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash consideration issued for business acquisition of Delta Private Jets LLC	—	427,007
Non-cash consideration issued for business acquisition of Gama Aviation LLC	—	32,638
Non-cash consideration issued for business acquisition of Mountain Aviation, LLC	30,172	—

Definitions of Key Operating Metrics and Non-GAAP Financial Measures

We report certain key financial measures that are not required by, or presented in accordance with, GAAP.

These non-GAAP financial measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any performance measures derived in accordance with GAAP. We believe that these non-GAAP financial measures of financial results provide useful supplemental information to investors, about Wheels Up. However, there are a number of limitations related to the use of these non-GAAP financial measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Wheels Up’s financial measures. In addition, other companies may calculate non-GAAP financial measures differently, or may use other measures to calculate their financial performance, and therefore, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies.

Definitions of Key Operating Metrics

Active Members. We define Active Members as the number of Connect, Core, and Business membership accounts that generated membership revenue in a given period and are active as of the reporting period. We use Active Members to assess the adoption of our premium offerings which is a key factor in our penetration of the market in which we operate and a key driver of membership and flight revenue.

Active Users. We define Active Users as Active Members and legacy WUPJ jet card holders as of the reporting date plus unique non-member consumers who completed a revenue generating flight at least once in a given period and excluding wholesale flight activity. While a unique consumer can complete multiple revenue generating flights on our platform in a given period, that unique user is counted as only one Active User. We use Active Users to assess the adoption of our platform and frequency of transactions, which are key factors in our penetration of the market in which we operate and our growth in revenue.

Live Flight Legs. We define Live Flight Legs as the number of completed one-way revenue generating flight legs in a given period. The metric excludes empty repositioning legs and owner legs related to aircraft under management. We believe Live Flight Legs are a useful metric to measure the scale and usage of our platform, and our growth in flight revenue.

Definitions of Non-GAAP Financial Measures

Adjusted EBITDA. We calculate Adjusted EBITDA as net loss adjusted for (i) interest income (expense), (ii) depreciation and amortization, (iii) equity-based compensation expense, (iv) acquisition and integration related expenses, (v) public company readiness related expenses and (vi) other items not indicative of our ongoing operating performance.

We include Adjusted EBITDA because it is a supplemental measure used by our management team for assessing operating performance. Adjusted EBITDA is used in conjunction with bonus program target achievement determinations, strategic internal planning, annual budgeting, allocating resources and making operating decisions. In addition, Adjusted EBITDA provides useful information for historical period-to-period comparisons of our business, as it removes the effect of certain non-cash expenses and variable amounts.

Contribution and Contribution Margin. We define Contribution as revenue less cost of revenue. Contribution Margin is calculated by dividing contribution by total revenue.

We include Contribution and Contribution Margin as supplemental measures for assessing operating performance. Contribution and Contribution Margin are used to understand our ability to achieve profitability over time through scale and leveraging costs. In addition, Contribution and Contribution Margin provides useful information for historical period-to-period comparisons of our business and to identify trends.

Reconciliations of Non-GAAP Financial Measures

Adjusted EBITDA

The following table reconciles Adjusted EBITDA to net loss, which is the most directly comparable GAAP measure (in thousands):

	Three Months Ended March 31,
	2021	2020
Net loss	$(32,213)	$(44,474)
Add back (deduct)
Interest expense	4,557	6,411
Interest income	(12)	(417)
Depreciation and amortization	13,831	14,194
Equity-based compensation expense	1,414	584
Public company readiness expense	473	158
Acquisition and integration expense	3,257	6,191
Corporate headquarters relocation expense	31	298
Adjusted EBITDA	$(8,662)	$(17,055)

The following tables reconcile Adjusted EBITDA to net loss, including the impact of reconciled items on individual income statement expense classifications (in thousands):

	Three Months Ended March 31, 2021
	GAAP as reported	Equity-based compensation expense	Public company readiness expense	Acquisition and integration expense	Corporate headquarters relocation expense	Non-GAAP
Revenue	$261,657					$261,657

Costs and expenses:
Cost of revenue	234,508	(30)	—	(1,010)	—	233,468
Technology and development	7,024	(94)	—	—	—	6,930
Sales and marketing	15,794	(236)	—	—	—	15,558
General and administrative	18,168	(1,054)	(473)	(2,247)	(31)	14,363
Depreciation and amortization	13,831	—	—	—	—	13,831
Total costs and expenses:	289,325	(1,414)	(473)	(3,257)	(31)	284,150

Loss from operations	(27,668)					(22,493)

Other (expense) income
Interest income	12					12
Interest expense	(4,557)					(4,557)
Total other expense	(4,545)					(4,545)

Net loss	$(32,213)					(27,038)

Add back (deduct)
Depreciation and amortization						13,831
Interest income						(12)
Interest expense						4,557
Adjusted EBITDA						$(8,662)

	Three Months Ended March 31, 2020
	GAAP as reported	Equity-based compensation expense	Public company readiness expense	Acquisition and integration expense	Corporate headquarters relocation expense	Non-GAAP
Revenue	$156,096					$156,096

Costs and expenses:
Cost of revenue	147,958	(24)	—	—	—	147,934
Technology and development	4,852	(107)	—	—	—	4,745
Sales and marketing	13,651	(276)	—	—	—	13,375
General and administrative	13,921	(177)	(158)	(6,191)	(298)	7,097
Depreciation and amortization	14,194	—	—	—	—	14,194
Total costs and expenses:	194,576	(584)	(158)	(6,191)	(298)	187,345

Loss from operations	(38,480)					(31,249)

Other (expense) income
Interest income	417					417
Interest expense	(6,411)					(6,411)
Total other expense	(5,994)					(5,994)

Net loss	$(44,474)					(37,243)

Add back (deduct)
Depreciation and amortization						14,194
Interest income						(417)
Interest expense						6,411
Adjusted EBITDA						$(17,055)

Contribution and Contribution Margin

The following table reconciles Contribution to gross profit (loss), which is the most directly comparable GAAP measure (in thousands):

	Three Months Ended March 31,
	2021	2020
Revenue	$261,657	$156,096
Less: Cost of revenue	(234,508)	(147,958)
Less: Depreciation and amortization	(13,831)	(14,194)
Gross profit (loss)	13,318	(6,056)
Gross margin	5.1%	(3.9)%
Add back:
Depreciation and amortization	13,831	14,194
Contribution	$27,149	$8,138
Contribution margin	10.4%	5.2%

Supplemental Revenue Information

	Three Months Ended March 31,		Change in
(in thousands, except percentages)	2021	2020	$	%
Flight	$190,474	$119,636	$70,838	59%
Membership	14,974	13,319	1,655	12%
Aircraft management	50,880	20,788	30,092	145%
Other	5,329	2,353	2,976	126%
Total	$261,657	$56,096	$105,561	68%